EXHIBIT 99.1

News Release Dated May 2, 2011

Suncor Energy Increases Dividend

News Release

FOR IMMEDIATE RELEASE

Suncor Energy increases dividend

(All financial figures are in Canadian dollars.)

Calgary, Alberta (May 2, 2011) — Suncor Energy Inc.’s Board of Directors has approved an increase in the company’s quarterly dividend to $0.11 per share on its common shares, from the previous level of $0.10 per share.

“This is an appropriate and balanced increase that provides immediate rewards to our shareholders, while we pursue our next phase of growth and drive future rewards,” says Bart Demosky, chief financial officer.

The dividend is payable June 24, 2011, to shareholders of record at the close of business on June 3, 2011.

Dividend payments are reviewed on a quarterly basis by Suncor’s Board of Directors in light of the company’s financial position, its financing requirements for growth, anticipated cash flow and other factors considered relevant by the Board of Directors.

Suncor Energy Inc. is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy Inc. please visit our web site at www.suncor.com.

Investor inquiries:	Media inquiries:
800-558-9071	403-296-4000
invest@suncor.com	media@suncor.com